FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 7, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

MAX begins drilling at Table Top gold project in Nevada.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has begun a 16-hole core drill program at its wholly-owned Table Top gold project in Humboldt County, Nevada.  This drill program follows an extensive trenching program that has been conducted on recently acquired claims at Table Top, with assay results pending.

The Table Top property is comprised of 171 claims (3,420 acres) located 10 miles west of the town of Winnemucca, Nevada, just off of Interstate 80.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

MAX now controls all prospective land available between Table Top and Sandman, where Newmont can earn a 60% interest by spending $23 Million on exploration and advancing the project to a production decision by June 2011.   Maps showing the Kings River Rift and the new claims staked by MAX are available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration states “The trenching and drilling program was determined after having reviewed aerial photos, geology maps, geochemical assay maps, and geophysics, as well as data from the limited drilling conducted to date on the property by prior operators.  Also, having reviewed the drill results reported by Fronteer to the immediate north at Sandman, we have a better understanding of the mineralizing systems in the area, especially in the area of rock type, mineralization, structure and alteration seen at the surface.  We feel that the Table Top area is geologically favorable for the discovery of a medium-sized, high grade, sedimentary style oxide gold deposit in a near surface environment.”

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 19, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

MAX intersects mineralized zone of silicified breccia during drilling at Table Top gold project in Nevada.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce the intersection of silicified breccia near surface in the second and third drill holes during core drilling currently underway at the Company’s wholly-owned Table Top gold project in Nevada.  Drill hole MT2 was drilled at a 45 degree angle next to the original vertical drill hole completed by Goldfields during the 1980’s that intersected 55 feet of 0.84 g/t Au (0.027 opt).  This hole, as well as hole MT3 drilled at a 60 degree angle at the same location, confirm the existence of the historic mineralized zone reported by Goldfields and support our theory that subsequent drilling by Goldfields drilled down the dip of the beds and thus missed the main mineralized zone.  The drill core samples are being sent for assay to Inspectorate America Corp in Reno, Nevada.   Drilling is continuing.

Prior to drilling, a trench was dug that exposed a silicified brecciated zone at surface, with assay results showing anomalous gold, arsenic, antimony and mercury.   Significant gold results from this trenching are reported in the following table:

Sample

Channel Distance (feet)

Assay (g/t Au)

51

0-5

0.92

52

5-10

0.42

53

10-15

0.33

54

15-20

0.56

56

25-30

0.1

The Table Top property is comprised of 171 claims (3,420 acres) located 10 miles west of the town of Winnemucca, Nevada, just off of Interstate 80.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.   More information on Table Top is available on our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  May 5, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director